April 11,
2006


Mail Stop 4561

John C. Goff
777 Main Street, Suite 2100
Fort Worth, Texas 76102

      Re:	Crescent Real Estate Equities Company
		Form 10-K for the year ended December 31, 2005
		File No. 001-13038

Dear Mr. Goff:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 3 - Segment Reporting, pages 89 - 92

1. Reference is being made to footnote 3 on page 92. We note that funds from operations available to common shareholders include a $26.9 million gain relating to the sale of developed party. Given that gains and losses on asset dispositions are generally excluded in determining funds from operations, please explain to us why such gain is included in your determination of funds from operations available to common shareholders. In addition, clarify to us the nature of the
$13.6 million promoted interest.



Note 18 - Shareholders` Equity

Series A Preferred Offerings, page 124

2. We noted that an offering of an additional 3,400,000 Series A Convertible Cumulative Preferred Shares was completed on January 14,
2004.  Please tell us how you have applied the guidance in EITF
Issue
00-19 in evaluating whether the conversion feature for the convertible cumulative preferred shares is an embedded derivative that you should separate from the host and account for at fair value under SFAS 133.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.




      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3498 if you have questions.




							Sincerely,



      Linda VanDoorn
      Senior Assistant Chief Accountant

John C. Goff
Crescent Real Estate Equities Company
April 11, 2006
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